Writer's Direct Dial: 414.277.5409
                                              E-Mail: chad.wiener@quarles.com

                                                                March 19, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F. Street NE
Washington, DC  20549

ATTENTION: Gopal R. Dharia

      RE:   MODAVOX, INC.
            FORM 10-KSB FOR THE YEAR ENDED FEBRUARY 28, 2008
            FILED JUNE 13, 2008
            FILE NO. 333-57818

Dear Mr. Dharia:

      We write on behalf of Modavox, Inc., ("the Company") in response to Staff's letter of February 26, 2009 by Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission (the "Commission") regarding the above-referenced Form 10-KSB for the year ended February 28, 2008 (the "Comment Letter").

      The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-K for the year ended February 29, 2008

Financial Statements

Note 2- Summary of Significant Accounting Policies

Goodwill, Intangible Assets and Long-Lived assets, page 42

      1. PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR EVALUATING THE RECOVERABILITY OF CAPITALIZED SOFTWARE COSTS. PLEASE REFER TO PARAGRAPH 10 OF SFAS 86.

In response to this comment, the Company disclosed its accounting policy for evaluating the recoverability of capitalized software costs in Note 2 of the footnote disclosures to the financial statements for the year ended February 29, 2008 in the amended annual report on Form 10-KSB/A filed on edgar.

      2. WE NOTE THAT MODAVOX HAS INCURRED SIGNIFICANT OPERATING LOSSES AND HAS NEGATIVE CASH FLOWS FROM OPERATIONS. PLEASE TELL US HOW YOU APPLIED THE GUIDANCE IN SFAS 142 IN PERFORMING THE ANNUAL GOODWILL IMPAIRMENT TEST AND SUMMARIZE THE RESULTS OF YOUR ANALYSIS. DESCRIBE THE NATURE OF THE VALUATION TECHNIQUES YOU EMPLOYED IN PERFORMING THE IMPAIRMENT TESTS. QUALITATIVELY AND QUANTITATIVELY DESCRIBE THE SIGNIFICANT ESTIMATES AND ASSUMPTIONS USED IN YOUR DISCOUNTED CASH FLOW MODEL TO DETERMINE THE FAIR VALUE OF YOUR REPORTING UNITS IN YOUR IMPAIRMENT ANALYSIS. ALSO TELL US HOW YOU EVALUATED THE RECOVERABILITY OF CAPITALIZED SOFTWARE COSTS.

In response to this comment, the Company discloses on a supplement basis that it uses the two step method required by SFAS 142 to test impairment of its goodwill at the end of each fiscal year by using a present value discounted cash flow model. The goodwill is associated with the Company's acquisition of Kino. The Company determined Kino is the reporting unit at which goodwill is tested. The Company prepares a projected cash flow analysis of Kino beginning with historical results of Kino and using assumptions for future periods. The analysis at February 28, 2008 provided for an estimate of fair value of Kino to be approximately $4 million resulting in no impairment of the $1.1 million of goodwill related to Kino. The Company concluded from step 1 that step 2 was not required.

The Company's model projects over a period of five years the estimated revenues and expenses associated with the reporting unit. The projects are initially based on historical performance of the reporting unit with assumptions for future periods. Revenues specifically considered pricing per unit and estimated units to be sold. The pricing per unit was projected to stay relatively flat over the five year period using a base of the common pricing per unit sold historically. The units sold were projected to increase by the addition of sales representatives and an increase in the units to be sold per representative. In addition to new units sold, the revenue projections also include an estimate of customer renewals each year. The related costs have been projected in the same manner by using historical data and estimates of future costs based on fixed costs where known and future costs related to an increase in sales. The cash flows were then discounted resulting in a net present value of future cash flows related to Kino. The result was compared to the carrying value of Kino resulting in a conclusion of no impairment of the Kino goodwill.

The Company's capitalized software costs were evaluated in the same manner as described above. Capitalized software costs related to Kino were evaluated by using software revenues and costs of Kino and capitalized software costs related to WTR were evaluated by using software revenues and costs of WTR.

      3. IN ADDITION, TELL US HOW WHETHER (SIC) YOU PERFORMED SUBSEQUENT INTERIM IMPAIRMENT TESTS OF GOODWILL DURING THE CURRENT FISCAL YEAR AND THE RESULTS OF YOUR ANALYSIS. IF YOU DID NOT, TELL US HOW APPLIED (SIC) THE GUIDANCE IN PARAGRAPH 28 OF SFAS 142 CONSIDERING THE IMPACT OF THE CURRENT ECONOMIC ENVIRONMENT.

In response to this comment, the Company discloses on a supplemental basis that it informally considers each quarter whether or not events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company does not believe any such events or circumstances occurred between the annual tests. The Company's primary business functions and revenue generators do not rely on terrestrial opportunities. The Company generally does not engage with large companies to generate revenues rather its internet radio, broadcast, development, sponsorship, and advertising revenues are generated through individual publishing entities. The Company has seen no indicators from its target market that its plans both current and near term require major modification.

      4. IN LIGHT OF THE SIGNIFICANCE OF YOUR GOODWILL BALANCE, WE EXPECT ROBUST AND COMPREHENSIVE DISCLOSURE IN YOUR CRITICAL ACCOUNTING POLICIES REGARDING YOUR IMPAIRMENT TESTING POLICY. THIS DISCLOSURE SHOULD PROVIDE INVESTORS WITH SUFFICIENT INFORMATION ABOUT MANAGEMENT'S INSIGHTS AND ASSUMPTIONS WITH REGARD TO THE RECOVERABILITY OF GOODWILL. FOR FURTHER GUIDANCE, REFER TO RELEASE NO. 33-8350 "INTERPRETATION: COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." PLEASE REVISE YOUR DISCLOSURES IN FUTURE FILINGS.

In response to this comment, the Company confirms that its future filings will provide more robust and comprehensive disclosure in its critical accounting policies regarding its impairment testing policy.

EXHIBIT 31.1

      5. WE NOTE THAT YOU FILED YOUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CERTIFICATIONS UNDER ITEM 601(B)(31) OF REGULATION S-K. PLEASE REVISE THESE CERTIFICATIONS TO INCLUDE THE INTRODUCTORY LANGUAGE OF PARAGRAPH 4 AND THE LANGUAGE OF PARAGRAPH 4(B) OF ITEMS 601(B)(31) OF REGULATION S-K.

In response to this comment, the Company revised and filed the Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K as an exhibit to the amended annual report on Form 10-KSB/A for the year ended February 29, 2008.

      6. PLEASE REVISE YOUR FORM 10-Q FOR THE PERIODS ENDED NOVEMBER 30, 2008 TO ADDRESS THE ABOVE COMMENT.

In response to this comment, the Company revised and filed the Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K as an exhibit to the amended quarterly report on Form 10-Q/A for the periods ended November 30, 2008.

                                                              Very truly yours,

                                                              /S/ CHAD J. WIENER

                                                              Chad J. Wiener

CWIENER:dab